SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2005

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

EXCERPT OF THE MINUTES OF ORDINARY MEETING OF THE BOARD OF DIRECTORS OF COMPANHIA SIDERÚRGICA NACIONAL, HELD ON SEPTEMBER 20, 2005, DRAWN UP IN SUMMARIZED FORMAT.

NIRE: 33300011595

1. Date: September 20, 2005.

2. Time: 10 a.m.

3. Place: Av. Brigadeiro Faria Lima, 3400 – 20th floor.

4. Attendees: Benjamin Steinbruch (Chairman), Antonio Francisco dos Santos, Dionísio Dias Carneiro Netto, Fernando Perrone, Mauro Molchansky, Darc Antonio da Luz Costa, Yoshiaki Nakano and Claudia Maria Sarti (Secretary of the Meeting).

6. Agenda: 6.1 – Election of Executive Officer – The Board of Directors approved, by unanimous vote, and in accordance to the provisions of Article 17, item III of the Bylaws, the election of Mr. PEDRO FELIPE BORGES NETO, Brazilian citizen, married, mechanic engineer, bearer of the identity card RG number 386.966 SSP-CE and enrolled with the Individual Taxpayers’ Registry of the Ministry of Finance under number 046.837.063 -34, domiciled in the city of São Paulo, State of São Paulo, at Rua Ivaí, 207, Tatuapé, CEP 03080-900, to the position of Institutional Executive Officer, with a term of office of 2 (two) years, counting from this date. Any and all actions of the elected Officer on behalf of the Company prior to his election are hereby ratified. I certify that the decisions herein drawn up are accurate copy of the original minutes filed with the head offices of the Company.

COMPANHIA SIDERÚRGICA NACIONAL

Claudia Maria Sarti
Secretary of the Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 20, 2005

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer and Acting Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.